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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549



                                 SCHEDULE 13G



          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2


                         (AMENDMENT NO. ___________)*

                    Seacoast Banking Corporation of Florida
                    ---------------------------------------
                               (Name of Issuer)


                                 Common Stock
                                 ------------
                        (Title of Class of Securities)


                                   811707306
                                   ---------
                                (CUSIP Number)


                               December 31, 2007
                               -----------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [X]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                                 Page 2 of 13


CUSIP No. 811707306


1.       NAMES OF REPORTING PERSONS

         E.S. Barr & Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)        [ ]
         (b)        [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Kentucky


NUMBER OF                   5.       SOLE VOTING POWER
SHARES                               4,000
BENEFICIALLY
OWNED BY                    6.       SHARED VOTING POWER
EACH                                 2,000
REPORTING
PERSON WITH                 7.       SOLE DISPOSITIVE POWER
                                     4,000

                            8.       SHARED DISPOSITIVE POWER
                                     1,052,738


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,056,738

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)          [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.51%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA


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                                                                 Page 3 of 13


CUSIP No. 811707306


1.       NAMES OF REPORTING PERSONS

         Edward S. Barr

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)        [ ]
         (b)        [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Kentucky


NUMBER OF                   5.       SOLE VOTING POWER
SHARES                               10,250
BENEFICIALLY
OWNED BY                    6.       SHARED VOTING POWER
EACH                                 162,700
REPORTING
PERSON WITH                 7.       SOLE DISPOSITIVE POWER
                                     10,250

                            8.       SHARED DISPOSITIVE POWER
                                     1,213,438


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,223,688

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)          [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.38%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         HC, IN



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                                                                 Page 4 of 13

CUSIP No. 811707306


1.       NAMES OF REPORTING PERSONS

         E.S. Barr Holdings, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)        [ ]
         (b)        [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Kentucky


NUMBER OF                   5.       SOLE VOTING POWER
SHARES                               500
BENEFICIALLY
OWNED BY                    6.       SHARED VOTING POWER
EACH                                 6,000
REPORTING
PERSON WITH                 7.       SOLE DISPOSITIVE POWER
                                     500

                            8.       SHARED DISPOSITIVE POWER
                                     1,056,738


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,057,238

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)          [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.51%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         HC



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                                                                 Page 5 of 13

ITEM 1.

         (a)      NAME OF ISSUER
                  Seacoast Banking Corporation of Florida

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                  815 Colorado Avenue
                  P.O. Box 9012
                  Stuart, FL  34995

ITEM 2.

         (a)      NAME OF PERSON FILING
                  E.S. Barr & Company
                  Edward S. Barr
                  E.S. Barr Holdings, LLC

         (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE The business address for each reporting person is:

                  1999 Richmond Road
                  Suite 1B
                  Lexington, KY  40502

         (c)      CITIZENSHIP
                  E.S. Barr & Company is a corporation organized under the laws of the Commonwealth of Kentucky

                  Edward S. Barr is a citizen of the United States of America

                  E.S. Barr Holdings, LLC is a limited liability company organized under the laws of the Commonwealth of Kentucky

         (d)      TITLE OF CLASS OF SECURITIES
                  Common Stock

         (e)      CUSIP NUMBER
                  811707306

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

E.S. Barr & Company -
         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)      [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c).


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                                                                 Page 6 of 13


         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) |X| An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Edward S. Barr -
         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)      [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

         (g) |X| A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);



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                                                                 Page 7 of 13


         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ] Group, in accordance with section 40.13d-1(b)(1)(ii)(J).

E.S. Barr Holdings, LLC -
         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)      [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

         (g) |X| A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ] Group, in accordance with section
                  240.13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

         E.S. Barr & Company: 1,056,738


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                                                                 Page 8 of 13


         Edward S. Barr:  1,223,688

         E.S. Barr Holdings, LLC: 1,057,238


         (b)      Percent of class:

                  E.S. Barr & Company                         5.51%

                  Edward S. Barr                              6.38%

                  E.S. Barr Holdings, LLC                     5.51%

         (c)      Number of shares to which the person has:

                  (i)      Sole power to vote or to direct the vote:
                           E.S. Barr & Company                  4,000 shares
                           Edward S. Barr                       10,250 shares
                           E.S. Barr Holdings, LLC              500 shares

                  (ii)     Shared power to vote or to direct the vote:
                           E.S. Barr & Company                  2,000 shares
                           Edward S. Barr                       162,700 shares
                           E.S. Barr Holdings, LLC              6,000 shares

                  (iii)    Sole power to dispose or to direct the disposition
                           of:
                           E.S. Barr & Company                  4,000 shares
                           Edward S. Barr                       10,250 shares
                           E.S. Barr Holdings, LLC              500 shares

                  (iv)     Shared power to dispose or to direct the
                           disposition of:
                           E.S. Barr & Company                  1,056,738 shares
                           Edward S. Barr                       1,213,438 shares
                           E.S. Barr Holdings, LLC              1,056,738 shares

         1,052,738 shares of Issuer common stock (or 5.49% of the outstanding shares of Issuer common stock) are held in the aggregate in numerous accounts of clients of E.S. Barr & Company (the "Investment Adviser"), a registered investment adviser which has the power to direct the disposition of such shares (collectively, the "Client Shares"). In addition to the Client Shares, the Investment Adviser holds 4,000 shares of Issuer common stock in its own name.

         E.S. Barr Holdings, LLC (the "Holding Company") owns all outstanding shares of common stock of the Investment Adviser and in addition owns 500 shares of Issuer common stock in its own name.


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                                                                 Page 9 of 13


         Edward S. Barr is the President and a Director of the Investment Adviser and is a Manager and majority equity holder of the Holding Company. In addition, (i) 10,250 shares of Issuer common stock are held by Mr. Barr individually (or through retirement accounts for his benefit) and (ii) 156,200 shares of Issuer common stock (apart from the Client Shares and the shares of Issuer common stock held of record by the Investment Adviser and the Holding Company) are held in the aggregate by entities which are affiliates of Mr. Barr. The aggregate shares of Issuer common stock held by the Holding Company, Mr. Barr and affiliates of Mr. Barr other than the Holding Company and the Investment Adviser do not exceed one percent of the securities of the subject class. The Holding Company and Mr. Barr disclaim beneficial ownership of any shares of Issuer common stock not held of record by them.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable

ITEM 6.           OWNERSHIP OF  MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON
Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSONS
See Exhibits 1 and 2.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10.          CERTIFICATION

By signing below, each of E.S. Barr & Company, Edward S. Barr and E.S. Barr Holdings, LLC certifies that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2008



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                                                                 Page 10 of 13



                                            E.S. Barr & Company



                                            By:  /s/ Edward S. Barr
                                                 -------------------------------
                                                     Edward S. Barr
                                                     President




                                            /s/ Edward S. Barr
                                            ------------------------------------
                                            Edward S. Barr



                                            E.S. Barr Holdings, LLC

                                            By:  /s/ Edward S. Barr
                                                 -------------------------------
                                                     Edward S. Barr
                                                     Manager




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                                                                 Page 11 of 13


                                   EXHIBIT 1


As required by Item 7 to Schedule 13G, Edward S. Barr is a control person of E.S. Barr & Company, classified under Item 3 as an investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).




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                                                                 Page 12 of 13


                                   EXHIBIT 2


As required by Item 7 to Schedule 13G, E.S. Barr Holdings, LLC is the parent holding company of E.S. Barr & Company, classified under Item 3 as an investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).





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                                                                 Page 13 of 13



                                   EXHIBIT 3

                            JOINT FILING AGREEMENT


         In accordance with section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of SEACOAST BANKING CORPORATION OF FLORIDA, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby executed this Agreement this 14th day of February, 2008.

                                             E.S. Barr & Company




                                             By:  /s/ Edward S. Barr
                                                  ------------------------------
                                                      Edward S. Barr
                                                      President




                                             /s/ Edward S. Barr
                                             -----------------------------------
                                                 Edward S. Barr




                                             E.S. Barr Holdings, LLC

                                             By:  /s/ Edward S. Barr
                                                  ------------------------------
                                                      Edward S. Barr
                                                      Manager